UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 1-SA/A
[ ] SEMIANNUAL REPORT PURSUANT TO REGULATION A
or
[x] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the ﬁscal semiannual period ended: June 30, 2016

iConsumer Corp.
(Exact name of issuer as speciﬁed in its charter

Delaware	27-4286597
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

19821 NW 2nd Avenue Suite 351 Miami Gardens FL 33169
(Full mailing address of principal executive ofﬁces)

(800) 372 6095
(Issuer’s telephone number, including area code)

PART II
INFORMATION TO BE INCLUDED IN THE REPORT

Item 3. Financial Statements

iConsumer Corp.
A Delaware Corporation

Unaudited Financial Statements

June 30, 2016

iConsumer Corp.
TABLE OF CONTENTS
Page
UNAUDITED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2016 AND JUNE 30, 2015

Balance Sheets	1
Statements of Operations	2
Statements of Changes in Stockholder’s Equity	3
Statements of Cash Flows	4
Notes to Financial Statements	5-11

iConsumer Corp.
BALANCE SHEET
June 30, 2016 and December 31, 2015

	6/30/2016 Unaudited	12/31/2015 Audited
ASSETS
Current Assets
Checking	0.00	37.00
Total Checking/Savings	0.00	37.00
Other Current Assets
Due from Outsourced Site Services	109,829.00	0.00
Deferred Offering Costs	685.50
Miscellaneous Receivables	24.75
Total Other Current Assets	110,539.25	0.00
TOTAL ASSETS	110,539.25	37.00
LIABILITIES & EQUITY (DEFICIT)
Liabilities
Current Liabilities
Checks Written in Excess of Cash	82,042.06	0.00
Member Cash Back Payable	289,905.75	937.34
Preferred Stock Distributable	230,471.41	937.34
Total Current Liabilities	602,419.22	1,874.68
Non-Current Liabilities
Due to Related Parties	0.00	55,776.24
Total Non-Current Liabilities	0.00	55,776.24
Total Liabilities	602,419.22	57,650.92
Equity
Paid in Capital	(200,000.00)	200,000.00
Retained Earnings (Deficit)	(57,613.92	(3,210.80)
Stockholder's Equity (Deficit)
Class A Common Stock, 1,000,000 authorized, $0.001 par, converted to Common Stock as of July 6, 2015	0.00	0.00
Class B Common Stock, 1,000,000 authorized, $0.001 par, converted to Preferred Stock as of July 6, 2015	0.00	0.00
Common Stock 150,000,000 authorized, $0.001 par, 100,000,000 issued and outstanding at December 31, 2015	100,000.00	(100,000.00)
Series A Non-Voting Preferred Stock 250,000,000 authorized, $0.001 par, 100,000,000 issued and outstanding at December 31, 2015	100,000.00	(100,000.00)
Net Loss	(434,266.05)	(54,403.12)
Total Equity (Deficit)	(491,879.97)	57,613.92
TOTAL LIABILITIES & EQUITY (DEFICIT)	110,539.25	37.00

iConsumer Corp.
STATEMENT OF OPERATIONS
For six month periods ended June 30, 2016 and June 30, 2015

	6/30/16 Unaudited	6/30/15 Audited
Revenues:
Commissions from Merchants	328,477.90	0.00
Royalties	0.00	0.00
Total Income	328,477.90	0.00
Cost of Goods Sold
Member Cash Back Expense	280,692.32	0.00
Total COGS	280,692.32	0.00
Gross Profit	47,785.58	0.00
Operating Expenses
Accounting	0.00	0.00
Bank Service Charges	353.00	0.00
Hosting Fees	0.00	0.00
Legal Fees	7,697.13	8,763.75
Marketing	407,126.88	0.00
Membership Expenses	1,179.04	0.00
OSS Service Fee	65,695.58	0.00
Total Operating Expenses	482,051.63	8,763.75
Net Loss	(434,266.05)	(8,763.75)

iConsumer Corp.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
For the years ended December 31, 2015, and December 31, 2014, and six months ended June 30, 2016

iConsumer Corp.
STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY (DEFICIT)
For the periods ended June 30, 2016, December 31, 2015, and 2014
									Additional
	Class A Common Stock		Class B Common Stock		Common Stock		Preferred Stock		Paid-In		Total
	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount	Capital	Accumulated	Stockholder's
	Shares	Par ..001	Shares	Par ..001	Shares	Par ..001	Shares	Par ..001	(Deficit)	Deficit	Equity (Deficit)

Balance at December 31, 2014 (audited)	1,000,000	$ 1,000	1,000,000	$ 1,000	-	$ -	-	$ -	$ (2,000)	$ (3,211)	$ (3,211)

Reclassification	(1,000,000)	$ (1,000)	(1,000,000)	$ (1,000)	100,000,000	$ 100,000	100,000,000	$ 100,000	$ (198,000)
Net Loss										(54403.12)	(54403.12)
Balance at December 31, 2015 (audited)	-	$ -	-	$ -	100,000,000	$ 100,000	100,000,000	$ 100,000	$ (200,000)	$ (57,614)	$ (57,614)

Reclassification
Net Loss										(434,266)	(434,266)
Balance at June 30, 2016 (Unadited)	-	$ -	-	$ -	100,000,000	$ 100,000	100,000,000	$ 100,000	$ (200,000)	$ (491,879.97)	$ (491,879.97)

iConsumer Corp.
STATEMENT OF CASH FLOWS
For six month period ended June 30, 2016 and June 30, 2015

	6/30/2016 Unaudited	6/30/2015 Audited
OPERATING ACTIVITIES
Net Loss	(434,266)	(8,764)
Adjustments to reconcile Net Loss
to net cash provided by operations:
Deferred Offering Costs	(685)
Other Receivables	(25)
Checks Written in Excess of Cash	82,042	(1,184)
Decrease in Due to Related Party	(165,605)	9,947
Member Cash Back Payable	288,968	0
Preferrred Stock Distributable	229,534	0
Net cash provided by Operating Activities	(37)	0

FINANCING ACTIVITIES
Paid in Capital	0	0
Stockholder's Equity: Class A Common Stock	0	0
Stockholder's Equity: Class B Common Stock	0	0
Stockholder's Equity: Common Stock	0	0
Stockholder's Equity: Preferred Stock	0	0
Net cash provided by Financing Activities	(0)	0
Net cash increase for period	(37)	0
Cash at end of period	0	0

iConsumer Corp.
NOTES TO THE FINANCIAL STATEMENTS
For the year ending December 31, 2015 and six month period ended June 30, 2016

NOTE 1: NATURE OF OPERATIONS

iConsumer Corp. (the “Company”), is a corporation organized December 16, 2010 under the laws of Delaware. The Company was formed to provide money saving services to consumers through a web site that is designed to be searchable and discoverable by Google. On June 19, 2015 it began “test the waters” operations to determine product and service viability for a new service aimed at providing consumers cash back rebates based upon their shopping at participating retailers. As of December 31, 2015, it had not generated significant revenue. In 2016 however, the Company has seen a significant change in revenues compared to 2015. In the years preceding the commencement of its planned principal operations, the Company actively provided the service of directing web traffic to iGive.com, primarily aimed at Google and other search engines. Additionally, the Company’s activities since inception have consisted of formation activities and preparations to raise additional capital as described in Note 6. The Company is dependent upon additional capital resources for the continuation of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to fully operationalize the Company’s planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and Article 8 of Regulation S-X of the rules and regulations of the Securities and Exchange Commission (SEC).

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents
For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.  There are no accounts receivable or associated allowances for doubtful accounts established as of December 31, 2015 or June 30, 2016.

Property and Equipment
The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. No property or equipment have been recorded as of June 30, 2016.

Fair Value of Financial Instruments
The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. There were no financial instruments outstanding as of June 30, 2016.

Concentrations of Credit Risks
The Company’s financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition
The Company earns revenues through commissions, royalties, and advertising on its website and earns revenues through agreements with vendors for web traffic and sales referred through the iConsumer.com website. The Company recognizes revenue in accordance with FASB ASC 605, Revenue Recognition, only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the services have been provided, and collectability is assured.  The launch of the company’s website has resulted in a significant increase in revenues for six month period ended June 30, 2016 when compared to 2015.

Offering Costs
The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - "Expenses of Offering" with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholder’s equity upon the completion of an offering or to expense if the offering is not completed. The Company anticipates significant offering costs in connection with the Offering discussed in Note 6. Insignificant offering costs were incurred through June 30, 2016.

Income Taxes
The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. At December 31, 2015, and June 30, 2016, the Company had deferred tax assets of approximately $54,614, and $491,880, respectively, related to net operating loss carryforwards (NOL). Due to the uncertainty as to the Company’s ability to generate sufficient taxable income in the future and utilize the NOL’s before they expire, the Company has recorded a valuation allowance to reduce the net deferred tax asset to zero.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company did not have any material unrecognized tax benefit as of December 31, 2015. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the year ended December 31, 2015, and the six month period ending June 30, 2016 the Company recognized no interest and penalties.

The Company files U.S. federal tax returns. The U.S. federal tax returns were not filed for the Company for the years 2010-2014, in violation of IRS regulations and federal statutes. The Company filed the returns for each year 2010-2014 during July 2015 and subsequently filed the return for 2015. As each year incurred a net operating loss, no taxes were due when the returns were filed. However, $100 late filing penalties were assessed and paid for each year. The Company believes it is in compliance after filing these returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: STOCKHOLDER’S EQUITY (DEFICIT)

As of the issuance date of these financial statements, 100,000,000 shares of Common Stock and 100,000,000 shares of Preferred Stock were issued and outstanding.

The Articles of Incorporation were Amended and Restated effective July 6, 2015. Among the revised provisions, the Company authorized 150,000,000 shares of Common Stock, par value $0.001 per share and reclassified "Class A Common Stock" to "Common Stock"; authorized 300,000,000 shares of Preferred Stock, par value $0.001 per share and reclassified "Class B Common Stock" to "Preferred Stock";amended the power to authorize the number of authorized shares to by affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock of the Company. The terms and preferences of these reclassified shares were revised where Common Stock, among other provisions, entitles holders to ten votes for each share of Common Stock, subordinate dividend rights to Preferred Stock, and certain liquidation rights.

The Company filed a Certificate of Designations, Preferences, and Rights of Series A Non-Voting Preferred Stock of iConsumer Corp. (under Section 151 of the Delaware General Corporation Law) on July 6, 2015, designating 250,000,000 shares of Preferred Stock authorized under the Amended and Restated Certificate of Incorporation filed July 6, 2015 as Series A Non-Voting Preferred Stock ("Series A Preferred Stock"), par value $0.001. The Series A Preferred Stock was granted certain rights and preferences including: dividend preference and liquidation priority with respect to unpaid dividends. The Series A Preferred Stock holders are not entitled to vote on any matters placed to a vote of the stockholders of the Company.

The Company entered into a recapitalization and exchange agreement effective July 6, 2015 with Robert Grosshandler. This agreement stipulates the terms of a tax-free reorganization pursuant to Internal Revenue Code section 368(a), where Robert Grosshandler transfers, assigns, delivers, and surrenders to the Company his pre-recapitalization shares and the Company issues post-recapitalization shares, among other pertinent terms. This exchange retires 1,000,000 Class A Common shares pre-recapitalization and issues 100,000,000 shares of Common Stock and 100,000,000 shares of Series A Non-Voting Preferred Stock post recapitalization.

NOTE 4: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that has commenced principal operations in June, 2015, has not generated meaningful revenues or profits since inception, and has sustained net losses of $54,403, $915 and $375 for the years ended December 31, 2015, December 31, 2014 and 2013, respectively. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing from its stockholder and/or third parties, including through the Offering described in Note 6. It plans to incur significant costs in pursuit of its Offering. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.   The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.
NOTE 5: RELATED PARTIES

Prior to June 19, 2015, including the years ended December 31, 2014 and 2013 and earlier, the Company was subject to a three-party oral agreement with iGive.com Holdings LLC (“iGive”) and Outsourced Site Services, LLC (“OSS”), both related parties under common control with shared ownership and management (referred to herein collectively as the “Related Parties”). This agreement stipulated that iConsumer Corp. maintain a website at iConsumer.com that directs traffic to iGive.com (owned and operated by iGive). It shall maintain that website in such a way as to maximize the traffic to iGive.com. In return, the Related Parties shall cover all of the costs of maintaining the iConsumer.com website. After launch of the full iConsumer web site on June 19, 2015, a site that promotes the iConsumer Corp. planned business operations, this agreement ceased, and iConsumer. Corp. became responsible for its own costs, or entering into a formal agreement with the either or both of the Related Parties or others.
Effective May 1, 2015, the Company entered into a software license and services agreement (the “License Agreement”) with Outsourced Site Services, LLC (“OSS”), a related party. Among the terms of the License Agreement, the Company’s operations will be run on technology licensed from OSS and OSS will provide the Company with certain support services, as defined in the License Agreement. For the use of these services and technology, the Company agrees to pay OSS 20% of its gross revenue, as defined in the License Agreement. The License Agreement provides that in the event the company wishes to assume responsibility for the support services provided by OSS, it can do so upon at least six months’ notice. In that event, the company will pay 5% of its gross revenues to OSS. Since OSS is under common control of Robert Grosshandler, he will have the power to determine whether the company will continue to be able to rely on the OSS license, and the price it pays for the license. The License Agreement has a term of 20 years. As a result of these agreements the Company results of operations may not be indicative of the results that would have occurred it it had operated independently.

As of June 30th, 2016 the Company is owed $109,829 from the Related Parties for revenues collected net of any expenses paid on the Company's behalf since inception.

NOTE 6:  OFFERING

Subsequent to December 31, 2015, the Company began pursuing an offering (“Offering”).  The Offering calls for the Company to offer for sale under Regulation A $2,000,000 of its Class A Non-Voting Preferred Stock at a price of $.045 per share. Sales of these securities commenced on September 29, 2016, upon qualification by the SEC.  The offering allows for multiple closings.  The first closing occurred in December, 2016.  The Offering is expected to continue throughout 2017.  The Company expects to incur costs of approximately $150,000 related to the Offering.

The Company expects to amend the Offering early in 2017.  It intends to raise the price per share at that time.  Once amended, the Company will cease to accept investments in the Offering until the Offering is qualified again by the SEC.

There is presently no secondary market for Company’s stock and therefore the Company cannot guarantee that its securities will ever be tradeable on an exchange or market or have any other liquidity.  This offering was qualified by the Securities Exchange Commission (SEC) on September 29, 2016.  These financial statements should not be relied upon as a basis for determining the terms of the Offering as this information may not be current or accurate relative to the final terms of the Offering.

The Company has begun the process of having its stock listed on the OTC QB market.  While there is no guarantee that this will occur, the Company believes it will be listed in the first quarter of 2017.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU)  2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and members’ equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application was permitted for any annual reporting period or interim period for which the entity’s financial statements had not yet been issued. Upon adoption, entities no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective as of the inception date.

In August 2014, the FASB issued ASU 2014-15 on “Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. Currently, there is no guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

On September 29, 2016 the SEC qualified the Company’s Offering.  Subsequent to December 1, 2016, the Company did its first closing under the Offering.

The Company has evaluated subsequent events through December 27, 2016, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

NOTE 9: GOVERNANCE

On July 6, 2015 the Company revised and/or added to the Articles of Incorporation. The Company also ratified Bylaws formalizing the governance policies and procedures for the Company effective July 6, 2015.

On July 6, 2015 by an Action by Joint Written Consent of Sole Director and Sole Stockholder, the Company elected Robert Grosshandler to serve as a member of the Board of Directors and as an Officer of the Company in the capacity of Chief Executive Officer, President, and Secretary. It also set the number of directors of the Company at one, established an Audit Committee of the Company naming Robert Grosshandler as the sole member of such, set the fiscal year as the calendar year, and other actions.

NOTE 10: EQUITY REWARD MARKETING PROGRAM - PROSPECTIVE DILUTION AND OTHER EFFECTS

The Company, in order to attract members (customers), is offering customers and others the opportunity to earn equity in the Company as a reward or additional reward for certain activities.  This equity may be earned in exchange for, amongst other activities, becoming a customer, recruiting other customers, and utilizing the Company’s services to earn cash back on purchases at participating retailers.

Through its offering (see Note 6), the equity earned will be Preferred Class A.  The Company will not receive cash for any such equity earned.  The Company valued this equity at $.045 per share. This valuation is the per share price ($.045) received in the Offering. Equity distributed under this program will be dilutive to existing shareholders.  If this marketing program is successful, the Company anticipates that significant dilution may result.

There are still significant hurdles to overcome to make this marketing program commercially reasonable and enable it to stay compliant with appropriate regulations, including but not limited to, state Blue Sky laws.

As of June 30, 2016 the Company had not yet distributed any equity under this marketing program.  In December, 2016 the Company distributed equity under this program to approximately 1,600 customers, who thus became shareholders.

The Company recognizes the cost of this program as a marketing expense.  It has accrued $230,471 as of June 30, 2016 to reflect this expense.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on December 29, 2016.
iConsumer Corp.
By	/s/ Robert N. Grosshandler

Robert N. Grosshandler, Chief Executive Officer of iConsumer Corp.
This report has been signed by the following persons in the capacities and on the dates indicated.
/s/ Robert N. Grosshandler

Robert N. Grosshandler, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Sole Director
Date: December 29, 2016